UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

May 2012

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. El Golf 40, Piso 4

Las Condes

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐  No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐  No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐  No ☒

MATERIAL EVENT

COMPANY NAME	:	EMBOTELLADORA ANDINA S.A.

SECURITIES REGISTRATION	:	00124

TAXPAYER I.D.	:	91.144.000-8

As provided in Article 9 and in the second paragraph of Article 10 of Law 18045, and in General Rule #30 of the Securities and Insurance Commission of Chile, I hereby notify you, under due authorization from the board of directors, of the following information regarding Embotelladora Andina S.A. (“Andina” or the “Company”), its businesses, its publicly offered securities or the offer of those securities:

1)            As was disclosed by the Company to the Commission on March 30, 2012, the Company and its controllers, Inversiones Freire Limitada and Inversiones Freire Dos Limitada, as one party, and Embotelladoras Coca-Cola Polar S.A. (“Polar”) and its controller, Inversiones Los Aromos Limitada, as the other, signed a merger promise (the “Merger Promise”).  The Merger Promise contains the general conditions for the merger of Polar and the Company in which the Company shall be the absorber.  The same disclosure explained the most relevant terms and conditions of the promise.

2)            At a regular meeting held May 29, 2012, the Company’s Board resolved to convene a special shareholders meeting for June 25, 2012 (the “Shareholders Meeting”) to submit the merger of Embotelladoras Coca-Cola Polar S.A. and Embotelladora Andina S.A. to approval of the shareholders. Embotelladora Andina S.A. will absorb Embotelladoras Coca-Cola Polar S.A., acquire all its assets, permits, authorizations and liabilities, and succeed it in all its rights and obligations (the “Merger”).  If approved, the Merger will take effect and force on the date of execution of the merger deed and the corresponding exchange of shares.

3)            The following share-per-share ratio will be proposed to the Shareholders Meeting:  0.33269 (zero point three three two six nine) Series A shares in Andina and 0.33269 (zero point three three two six nine) Series B shares in Andina per share in Polar.  The number of shares issuable by Andina for the share-per-share exchange under the Merger was calculated using the Merger Promise, the expert opinion and the audited financial statements of Polar and Andina as of March 31, 2012.

The following matters will therefore be proposed to the shareholders:

a.             Approval of the Merger;

b.             Approval of the Merger Expert Opinion;

c.             Approval of Andina’s audited balance sheet as of March 31, 2012, prepared by Ernst & Young Servicios Profesionales de Auditoría y Asesorías Limitada, (“E&Y”);

d.             Approval of Polar’s audited balance sheet as of March 31, 2012, prepared by PriceWaterhouseCoopers Consultores, Auditores y Compañía Limitada (“PwC”);

e.             Approval of the merger balance sheet;

f.              Amendment of Andina’s bylaws, as follows:

i.              a capital increase in Andina by means of the issuance of a total of 186,304,194 (one hundred eighty-six million three hundred four thousand one hundred ninety-four) new shares, which will be paid by Polar’s equity as of March 31, 2012.  The 186,304,194 new shares issuable will be distributed among Polar’s shareholders, divided into the same number of Series A and Series B shares; and

ii.             an increase in the number of directors in the Company from 7 to 14, the elimination of alternate directors and the renewal of the company’s board of directors, if applicable.

Finally, all resolutions required to implement the Merger, to issue and exchange shares as indicated above will be adopted in the terms and conditions ultimately agreed by the Shareholders Meeting.  The powers of attorney deemed necessary will also be granted, especially the authority to legalize, formalize, consummate and implement the Merger resolutions and other resolutions adopted by the Shareholders Meeting.

The meeting notice will be published and sent by mail and the documents supporting the motions being submitted to a vote will be uploaded to Embotelladora Andina S.A.’s web site for viewing in the manner and time stipulated in the Companies Law and Companies Law Regulations.

Santiago, May 30, 2012

(signed)

Jaime Cohen

Chief Legal Officer

Embotelladora Andina S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.
	By:	/s/ Jaime Cohen
Name: Jaime Cohen
Title: Chief Legal Officer

Santiago, May 31, 2012